December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel

Re:	Financial Strategies Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Submitted November 24, 2021
File No. 333-260434

Ladies and Gentlemen:

This letter is submitted on behalf of Financial Strategies Acquisition Corp. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 3, 2021 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on November 24, 2021 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Amended Registration Statement on Form S-1/A filed November 24, 2021

Exhibits

1.	Please obtain and file an updated consent from your independent registered accounting firm. The consent should not be dual dated but should refer to the dual date of the audit report.

The Company acknowledges the Staff’s comment and has obtained and filed an updated auditor consent from its independent registered accounting firm. Please see Exhibit 23.1 to the Registration Statement.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact Matthew L. Fry of Haynes and Boone at (214) 651-5443.

Very truly yours,

FINANCIAL STRATEGIES ACQUISITION CORP.

/s/ Jamie Khurshid
Name: Jamie Khurshid
Title: Chief Executive Officer

cc:	Austin Wood (Securities and Exchange Commission) Jim Lopez (Securities and Exchange Commission) Matthew L. Fry, Esq. (Haynes and Boone, LLP) Matthew J. Barringer, Esq. (Haynes and Boone, LLP)